SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Revised Reform of By-Laws Proposal to be Presented at Ecopetrol S.A. Shareholder Meeting

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) informs that the Board of Directors has approved the By-Laws reform proposal that will be submitted for shareholder consideration at the next ordinary shareholders’ meeting to be held on March 24, 2011.

The proposal, whose points had already been released as material information, was subsequently augmented and further refined by the Board of Directors. The text of the proposal makes reference to the following five points:

1.	Corporate Purpose

•
Authorize Ecopetrol, at the request of its shareholders, to support, to promote and to manage democratization programs and related stock sales, in accordance with applicable regulations (Number 13 of Article 4).

2.	Duties of the Board of Directors:

•
Clarification providing for the Board of Directors to authorize the Chief Executive Officer of Ecopetrol to approve all documents related to the issuance and placement of shares and bonds (Number 12 of Article 26).

•
Authorize the Board of Directors to regulate the support, promotion and management of Ecopetrol’s stock democratization programs requested by its shareholders, as well as authorize the Chief Executive Officer to implement and to execute all necessary proceedings for carrying out such programs (Number 28 of Article 26).

3.	Board of Director Committees:

•	Update rules of the Board of Directors´ committees so they remain consistent with the latest version of regulations for these governance entities (Article 27).

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

4.	Statutory Audit:

•	Expand the guidelines on rotation of the Statutory Audit firm (Article 35).

5.	Temporary Provision:

•	Elimination of a temporary provision that was only in effect until the 2008 Assembly (Article 52).

Each point can be examined in greater detail, including the current text and the proposed reform, at our website (www.ecopetrol.com.co).

Bogota, Colombia, March 16, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 16, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer